Exhibit 99.2

Management’s Discussion & Analysis

For the three and six months ended April 30, 2022 and 2021

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three and six months ended April 30, 2022, and 2021 is dated June 14, 2022. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended April 30, 2022 and 2021 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2021 and 2020 (hereafter the “Financial Statements”). These Financial Statements have been prepared in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

In this MD&A, the terms “we”, “us” and “our” refer to High Tide. This MD&A also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, Meta Cannabis Co, Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, (ii) the “Wholesale” Segment represented by brands Valiant Distributions and Famous Brandz, and (iii) the “Corporate” Segment (each as defined below under the heading – Glossary of Terms).

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets.  The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta, T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the Financial Statements, news releases, the Company’s short form base shelf prospectus, as supplement, the annual information form for the year ended October 31, 2021, dated February 2, 2022, and other disclosure items of the Company can be accessed at www.sedar.com and at www.hightideinc.com.

Glossary of Terms

In this MD&A, unless otherwise indicated or if the context otherwise requires, “2018 Farm Bill” means the Agriculture Improvement Act of 2018, including any regulations promulgated thereunder, as amended; “Adjusted EBITDA” has the meaning ascribed thereto under the heading “Summary of Quarterly Results”; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on December 6, 2021, which allows the Company to issue up to $40,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “ATM Prospectus Supplement” means the prospectus supplement of the Company dated December 3, 2021 relating to the ATM Program; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Bud Heaven” means Livonit Foods Inc. operating as Bud Heaven; “Bud Room” means Bud Room Inc.; “Cannabis Act” means the Cannabis Act (Canada), including any regulations promulgated thereunder, as amended; “Cannabis Control Act” means the Cannabis Control Act (Ontario); “Cannabis Regulations” means the Cannabis Regulations (Canada), including any regulations promulgated thereunder, as amended; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “CBG” means industrial Hemp-based cannabigerol; “Common Shares” means the common shares in the capital of the Company; “COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2); “Crossroads Cannabis” means the cannabis stores operating under the brand Crossroads Cannabis; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “DEA” means the U.S Drug Enforcement Administration; “Delta-8” means delta-8 tetrahydrocannabinol; “Delta-9” or “THC” means delta-9 tetrahydrocannabinol; “DSHEA” means the Dietary Supplement Health and Education Act of 1994; “Daily High Club” means DHC Supply LLC.; “EBITDA” has the meaning ascribed thereto under the heading “Summary of Quarterly Results”; “Epsilon” means Epsilon Healthcare Limited (formerly, ‘THC Global Group Limited’); “Exchange Act” means the Securities Exchange Act of 1934; “FABCBD” means Fab Nutrition, LLC.; “Famous Brandz” means Famous Brandz Inc., a former, wholly owned subsidiary of the Company which was amalgamated with RGR Canada Inc. to form Valiant Canada; “Federal Paraphernalia Law” means U.S. Code Title 21 Section 863; “FDA” means U.S. Food and Drug

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Administration; “FDCA” means the Federal Food, Drug, and Cosmetic Act; “FTC” means the U.S. Federal Trade Commission; “FTCA” means the Federal Trade Commission Act; GIC” means guaranteed investment certificate; “Hemp” means the plant cannabis sativa L. and any part of that plant, including the seeds thereof, and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis; “IFR” means Interim Final Rule; “IFRS Committee” means IFRS Interpretations Committee; “IND” means Investigational New Drug Application; “IND Preclusion” means section 201(ff)(3)(B)(ii) of the FDCA; “Key Personnel” means collectively Management and certain consultants; “Lender” has the meaning ascribed thereto under the heading “Liquidity”; “Licensed Producers” means any Person duly authorized by Health Canada pursuant to applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “Management” means the management of the Company, as constituted from time to time; “Material Adverse Effect” means a material adverse effect on the business carried on by the Company and its subsidiaries as at the date of this MD&A, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Company and its subsidiaries, taken as a whole; “Meta Growth” means Meta Growth Corp., a wholly owned subsidiary of the Company; “NI 51-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “NDI” means New Dietary Ingredient; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “OCN” means Opaskwayak Cree Nation; “OneLeaf” means the OneLeaf brand; “Retail Store Authorization” means, collectively, the Authorizations required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises; “RSU Plan” means the restricted share unit award plan of the Company, as amended from time to time; “RSU” means restricted share units of the Company granted pursuant to the RSU Plan; “Sarbanes-Oxley” means the Sarbanes-Oxley Act (United States); “SKU” means stock keeping unit; “Smoke Cartel” means Smoke Cartel Inc; “U.K.” means the United Kingdom; “USDA” means the U.S. Department of Agriculture; “Valiant Distributions” means Valiant Distribution Canada Inc., a wholly owned subsidiary of the Company formed under the Business Corporations Act (Alberta) on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. and Famous Brandz Inc., a former wholly owned subsidiary of the Company; and Valiant Distribution Inc., a wholly owned subsidiary of the Company, incorporated under the laws of the State of Delaware on April 6, 2019; and “Warrants” means the Common Share purchase warrants of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated Cannabis enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana and Meta Cannabis Co brand are focused on the retail sale of recreational cannabis products for adult use as well as consumption accessories in Canada. The Company’s e-commerce operations are made up of Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals. Grasscity has been operating as a major e-commerce retailer of consumption accessories for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products. Smoke Cartel was founded in 2013 and has grown to become one of the most searchable sites of its kind. FABCBD was founded in 2017 and has grown to be one of the leading online retailers in the Hemp-derived CBD space in the United States, and with over one million consumption accessories sold under the Daily High Club name, Daily High Club has become one of the leading online retailers of in demand consumption accessories and monthly subscription boxes. DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website and a dedicated support team, DankStop has been raising the bar for online consumption supply industry since 2014. Blessed CBD is one of the leading online retailers for CBD products in the U.K. Blessed CBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best U.K. CBD oil in several publications including The Mirror, Reader’s Digest, and Maxim Magazine, further establishing the Company’s e-commerce presence. Newly acquired NuLeaf Naturals is one of America’s leading CBD companies. Since 2014, NuLeaf Naturals has been committed to creating the world’s highest quality CBD products in their most pure and potent form. NuLeaf Naturals’ products are produced at a

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

cGMP-certified facility enabling them to manufacture groundbreaking CBD formulations while exceeding the highest levels of regulatory compliance. NuLeaf Naturals is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform.

The wholesale operations of Valiant helps with the overall product strategy of the retail operations of the Company and are primarily focused on the manufacturing and distribution of consumption accessories. Valiant designs and distributes a proprietary suite of branded consumption accessories including overseeing their contract manufacturing by third parties. Valiant also focuses on acquiring celebrity licenses, designing, and distributing branded consumption accessories.  Additionally, it also distributes a minority of products that are manufactured by third parties. Valiant does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers.

Established Consumer Brands (as of the date of this MD&A):

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Competitive Landscape

As of the date of this MD&A, the Company operates 122 corporately owned retail cannabis locations represented by 65 locations in Alberta, 40 locations in Ontario, 10 locations in Saskatchewan, and seven locations in Manitoba. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with a 49% interest that operates two branded retail Meta Cannabis Co locations in Manitoba. The Company is also represented by one branded location in the Province of Ontario in Scarborough. In total, the Company currently has a total of 126 branded retail cannabis stores operating across Canada.

The Company’s retail recreational cannabis products operation operates amongst many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower, Nova Cannabis, Spiritleaf and Tokyo Smoke, as well as numerous independent retailers.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while Valiant designs, sources and distributes most of their own products. This creates advantages through vertical integration, thereby enabling Valiant to bring unique product designs to market and offer wholesale customers favourable terms, proprietary products, and flexible pricing.

In the future, the Company expects that its brick-and-mortar retail operations will continue to experience similar competition to  what it has faced in prior quarters from the recreational cannabis industry as a greater number of third-party stores are established across Canada, offering both cannabis products and consumption accessories. However, the Company believes that its vertically integrated e-commerce and wholesale operations, product knowledge, and operational expertise will enable it to operate profitably over the long term. While the Company is presently focused on its existing markets in the Provinces of Ontario, Alberta, Saskatchewan, and Manitoba, the Company is looking to expand its presence in Ontario and enter the market in British Columbia which we anticipate in fiscal year 2022. The Company is currently evaluating entering other provinces and territories including Northwest Territories, and the Yukon as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

Select Financial Highlights and Operating Performance

	Three months ended April 30			Six months ended April 30
	2022	2021	Change	2022	2021	Change
	$	$		$	$
Revenue	81,031	40,868	98%	153,249	79,187	94%
Gross Profit	22,694	14,998	51%	45,676	29,766	53%
Gross Profit Margin	28%	37%	(9%)	30%	38%	(8%)
Total Operating Expenses	(30,272)	(19,509)	55%	(59,401)	(36,322)	64%
Adjusted EBITDA (i)	2,402	4,720	(49%)	5,357	9,322	(43%)
Net loss from Operations	(7,578)	(4,511)	68%	(13,725)	(6,556)	109%
Net loss	(8,277)	(12,266)	(33%)	(15,629)	(29,111)	(46%)
Loss per share (Basic)	(0.14)	(0.30)	(53%)	(0.28)	(0.86)	(68%)

(i)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA” in this MD&A.

Revenue increased by 98% to $81,031 in the second quarter of 2022 (2021: $40,868) and gross profit increased by 51% to $22,694 in the second quarter of 2022 (2021: $14,998). Loss from operations was $7,578 in the second quarter of 2022 (2021: loss $4,511).

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The key factors affecting the results for the three-month period ended April 30, 2022, were:

● Revenue – Revenue increased by 98% for the three-month period ended April 30, 2022, as compared to 2021. Growth in revenue was largely driven by the addition of new stores and acquired businesses representing $37,762 of the total revenue increase.

● Operating Expenses – Operating expenses increased by 55% for the three-months ended April 30, 2022, compared to 2021, and as a percentage of revenue decreased by 11% in the second quarter of 2022 to 37% (2021: 48%). Operating expenses increased over the same period in 2022 due to the Company’s continued growth of their Retail Segment through new store openings, the acquisitions of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, as well as an increase in expenses related to the up listing of the Company’s stock to Nasdaq including directors and officers’ liability insurance premiums, Nasdaq listing fees and additional human resources to support the integration of newly acquired companies. As a result of the up listing to Nasdaq, the Company became a non-venture issuer resulting in higher compliance requirements.

Revenue

Revenue increased by 98% to $81,031 in the second quarter of 2022 (2021: $40,868) and by 94% to $153,249 in six-month period ended April 30, 2022 (2021: $79,187).

The increase in revenue was driven primarily by the Company’s Retail Segment through the acquisition of Smoke Cartel on March 24, 2021, FABCBD on May 10, 2021, Daily High Club on July 6, 2021, DankStop on July 12, 2021, Blessed CBD on October 19, 2021, NuLeaf Naturals on November 28, 2021, Bud Room on Feb 10,2022, 2080791 Alberta Ltd. on April 22, 2022, Crossroads Cannabis on April 27, 2022 and was also due to organic new store openings.

During the second quarter of 2022, additions of new stores and the business combination of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis into the Company contributed $37,762 (2021: $19,304) of the increase in revenue. For the six-month period ended April 30, 2022, new stores and business combinations contributed $64,146 (2021: $35,168) to the increase in revenue.

Canna Cabana and Meta Cannabis Co. all provide a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive short message service and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana and Meta Cannabis Co locations.  As of the date of this MD&A, approximately 550,000 members have joined Cabana Club, with over 92% of our average daily transactions conducted by club members. This increase in our database from 245,000 on October 31, 2021 (approximately 125%) can be attributed to the launch of the discount club model across Canada.

Gross Profit

Gross profit increased by 51% to $22,694 in the second quarter of 2022 (2021: $14,998) and by 53% to $45,676 for the six-month period ended April 30, 2022 (2021: $29,766). The increase in gross profit was driven by the acquisition of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis, as well as an increase in sales volume. The gross profit margin decreased to 28% in the second quarter of 2022 (2021: 37%) and decreased to 30% in the six-month period ended April 30, 2022 (2021: 38%). Gross profit margin percentage decreased due to a change in the bricks-and-mortar retail pricing strategy to transition to a discount club concept to maintain and grow market share.

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Operating Expenses

Total operating costs increased by 55% to $30,272 in the second quarter of 2022 (2021: $19,509) and by 64% to $59,401 for the six-month period ended April 30, 2022 (2021: $36,322). Operating expenses increased over the same period in 2021 due to the Company’s continued growth of their Retail Segment through new store openings and the acquisitions of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis resulting in a total of 119 branded retail stores operating across Canada compared to 85 branded retail stores as of April 30, 2021 (increase of 31 stores). Total operating costs as a percentage of revenue decreased to 37% in the second quarter of 2022 compared to 48% in the second quarter of 2021.

Salaries, wages, and benefits expenses increased by 55% to $9,592 in the second quarter of 2022 (2021: $6,205) and by 62% to $19,479 for the six-month period ended April 30, 2022 (2021: $12,055). The increase in staffing was due primarily to the acquisition and integration of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis, the need for additional personnel to facilitate growth in the number of cannabis locations, and additional personnel at the corporate level to support the up listing of the Company’s stock to Nasdaq. Salaries, wages and benefits expenses as a percentage of revenue decreased to 12% in the second quarter of 2022 compared to 15% in the second quarter of 2021.

General and administrative expenses increased by 120% to $6,668 in the second quarter of 2022 (2021: $3,035) and by 111% to $12,529 for the six-month period ended April 30, 2022 (2021: $5,943), and as a percentage of revenue it increased by 1% in the second quarter of 2022 compared to 2021 primarily because of the acquisitions of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis and an increase in insurance premiums related to the up listing of the Company’s stock to Nasdaq.

Professional fees expense increased by 102% to $1,079 for the second quarter of 2022 (2021: $534) and by 24% to $2,079 for the six-month period ended April 30, 2022 (2021: $1,670).

Advertising and promotion expense increased by 759% to $2,095 for the second quarter of 2022 (2021: $244) and by 1,328% to $4,498 for the six-month period ended April 30, 2022 (2021: $315). The increase in advertising and promotion costs was primarily due to the acquisitions of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, due to the nature of their operations.

Depreciation and amortization expense on property, equipment, intangibles, and right-of-use assets were $7,627 for the period ended April 30, 2022 and $14,738 for the six-month period ended April 30, 2022 (2021: $7,714 and $13,808).

Interest and bank charges increased by 230% to $858 in the second quarter of 2022 (2021: $260) and by 276% to $1,734 for the six-month period ended April 30, 2022 (2021: $461). The increase in interest and bank charges is primarily due to increased merchant charges incurred through the normal course of business through the acquired operations of Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, in addition to the organic growth of retail cannabis locations during the period.

Financing and Other Costs

Financing and other costs of $2,210 was recorded during the second quarter of 2022 (2021: $3,727) and $4,670 for the six-month period ended April 30, 2022 (2021: $8,010), representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, as well as transaction costs related to the Company’s acquisitions and business development.

Revaluation of Derivative Liability

The Company recorded a gain from the revaluation of derivative liability of $728 during the second quarter of 2022 (2021: loss of $3,988) and $1,253 for the six-month period ended April 30, 2022 (2021: loss of $14,472). During the six-month period ended April 30, 2022, all remaining outstanding Warrants held by Windsor Private Capital were exercised, and the derivative liability was

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

extinguished. In addition, derivative liabilities were recognized for the ‘put’ obligations included in the acquisitions of FABCBD, Blessed CBD and NuLeaf Naturals, which are required to be revalued each reporting period.

Segment Operations

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended April 30,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	80,045	38,362	973	2,487	13	19	81,031	40,868
Gross profit	22,536	14,188	135	790	23	20	22,694	14,998
(Loss) income from operations	(1,021)	(1,058)	(592)	25	(5,965)	(3,478)	(7,578)	(4,511)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the six months ended April 30,	2022	2021	2022	2021	2022	2021	2022	2021
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	151,011	75,119	2,186	4,038	52	30	153,249	79,187
Gross profit	45,304	28,383	314	1,352	58	31	45,676	29,766
(Loss) income from operations	(1,588)	180	(910)	(197)	(11,227)	(6,539)	(13,725)	(6,556)

Total assets	278,912	86,532	10,025	6,331	13,102	107,207	302,039	200,070
Total liabilities	38,911	54,598	3,445	2,055	70,935	36,875	113,291	93,528

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of 109% to $80,045 in the second quarter of 2022 compared to the same period in the prior year. Revenue growth is primarily attributable to acquired businesses and an increased number of retail locations. The acquired businesses represent $37,749 of the total increase in revenue.

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Gross profit for the three-month period ending April 30, 2022, increased by $8,348 compared to the same period in the prior year and the gross profit margin decreased to 28% (2021: 37%). The decrease in the gross margin was due to a change in pricing strategy to maintain and grow market share. The shift in pricing strategy was due to competitive landscape in Canada.

For the three-month period ended April 30, 2022, the Retail Segment recorded a loss from operations of $1,021 compared to loss from operations of $1,058 for the same period in the prior year.

Same-store retail sales

Same-store sales refers to the change in revenue generated by the Company’s existing retail cannabis locations over the period and is based on the number of stores that have been fully operational during the full current and comparison quarterly period.  The Company had 65 cannabis locations that were operational for the full three-month period ended April 30, 2022, and April 30, 2021. Same-store sales increased by 23% compared to the three-month period ended April 30, 2021.

According to multiple data services, total cannabis retail sales across Canada were 6% higher in the month of April, when our second quarter ended, when compared to the month of January, when our first quarter ended.  This includes the impact of opening new stores. In contrast, our same store sales alone were 20% higher in April versus January.  Accounting for the one fewer day in April, our same store sales were on a daily sales run rate ending second quarter that was 24% higher than when we ended first quarter.

Grasscity.com

During the second quarter of 2022, Grasscity processed 34,017 orders (2021:35,925). High Tide continues to invest in Grasscity to refresh its online sales platform, increasing the number of items available for sale, increase its searchability, align its supply chain with Valiant, and optimize its distribution channels. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability.

Smokecartel.com

On March 24, 2021, the Company closed the acquisition of Smoke Cartel. Founded in 2013, SmokeCartel.com has grown to become one of the leaders in global online retailers of high-tech consumption accessories. The Company expects Smoke Cartel’s proprietary and licensable drop-shipping technology to enhance existing e-commerce businesses. During the second quarter of 2022, Smoke Cartel processed 44,839 orders.

Fabcbd.com

On May 10, 2021, the Company closed the acquisition of an 80% interest in FABCBD with an option to acquire the remaining 20% over the three years from the date of acquisition. Founded in 2017, Fabcbd.com has grown to become one of the leading online retailers in hemp derived CBD products. During the second quarter of 2022, FABCBD processed 17,656 orders. The Company also launched a CBD Subscribe-and-Save discount program. Under this program, members are able to customize their orders each month to suit their specific needs.

Dailyhighclub.com

On July 6, 2021, the Company closed the acquisition of Daily High Club. Daily High Club has grown to become one of the leading online retailers in on demand consumption accessories, selling over one million Daily High Club branded consumption accessories. During the second quarter of 2022, Daily High Club processed 46,695 orders.

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Dankstop.com

On August 12, 2021, the Company closed the acquisition of DankStop. DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website, and dedicated support team, DankStop has raised the bar for the online consumption supply industry since 2014. During the second quarter of 2022, DankStop processed 9,183 orders.

Blessedcbd.co.uk

On October 19, 2021, the Company closed the acquisition of an 80% interest in Blessed CBD, with an option to acquire the remaining 20% over the three years from the date of acquisition. Blessed CBD is one of the leading online retailers of Hemp-derived CBD products in the U.K. Blessed CBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD Oil in several publications including The Mirror, Reader’s Digest, and Maxim Magazine. During the second quarter of 2022, Blessed CBD processed 15,284 orders. Subsequent to period ended April 30, 2022, the Company also launched a CBD Subscribe-and-Save program called the Wellness Club. Under the Wellness Club program, members are able to customize their orders each month with items across the product lines.

NuLeafNaturals.com

On November 29, 2021, the Company closed the acquisition of an 80% interest in NuLeaf Naturals with an option to acquire the remaining 20% over the three years from the date of acquisition. NuLeaf Naturals is one of America’s leading CBD companies. Since 2014, NuLeaf Naturals has been committed to creating the world’s highest quality CBD products in their most pure and potent form. NuLeaf Naturals’ products are produced at a cGMP-certified facility enabling them to manufacture groundbreaking CBD formulations while exceeding the highest levels of regulatory compliance. NuLeaf Naturals is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform. During the second quarter of 2022, for the period NuLeaf Naturals operated under the Company, NuLeaf Naturals processed 27,668 orders. Subsequent to period ended April 30, 2022, the Company also revamped CBD Subscribe-and-Save program, based on the success of the similarly named and designed subscription program launched by fellow subsidiary, FABCBD, in March of 2022. Under this program, members will be able to customize their orders each month with items across the product lines.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased by 61% to $973 for the three-month period ending April 30, 2022 (2021: $2,487).  Decrease in revenue is a result of a shift in focus to support the core Retail Segment and supply chain challenges.

Gross profit decreased by 83% to $135 for the three-month period ending April 30, 2022 (2021: $790).

The Wholesale Segment reported loss from operations of $592 for the three-month period ending April 30, 2022 (2021: income of $25).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $13 for the three-month period ending April 30, 2022 (2021: $19). The revenue was made up of royalty fees and other revenues.

10

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Geographical Markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets:

* United States and international revenues are related to sale of consumption accessories and CBD and not related to sale of cannabis.

The following presents information related to the Company’s geographical markets:

For the three months ended April 30	2022	2021	2022	2021	2022	2021	2022	2021
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	62,891	33,827	552	1,184	13	19	63,456	35,030
United States	15,516	4,365	421	1,303	-	-	15,937	5,668
International	1,638	170	-	-	-	-	1,638	170
Total revenue	80,045	38,362	973	2,487	13	19	81,031	40,868

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

Sales performance increased significantly, on average, with Canna Cabana leading Canadian sales and Grasscity, Smoke Cartel, FABCBD, Daily High Club, Dankstop and Nuleaf contributing to sales growth in the United States. Due to the United States market acquisitions during the fiscal 2021 year, the Company has increased United States revenue by more than 181% for the three months ended April 30, 2022, compared to the same period in the prior year. Revenues in the international market increased by 864% for the three months ended April 30, 2022, compared to the same period in the prior year and are comprised of sales made to all countries outside of North America led by the acquisition of Blessed CBD.

11

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Quarterly Results

(C$ in thousands, except per	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
share amounts)	2022	2022	2021	2021	2021	2021	2020	2020
Revenue	81,031	72,218	53,867	48,069	40,868	38,319	24,876	24,104
Adjusted EBITDA (i)	2,402	2,955	1,642	1,540	4,720	4,602	3,626	3,397
(Loss) income from Operations	(7,578)	(6,147)	(4,851)	(7,267)	(4,511)	(2,045)	1,333	1,624
Net (loss) income	(8,277)	(7,352)	(4,176)	(1,750)	(12,266)	(16,845)	(1,324)	3,827
Net (loss) income per share (Basic and Diluted) (ii)	(0.14)	(0.14)	(0.09)	(0.03)	(0.30)	(0.62)	(0.46)	0.25

(i)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.
(ii)

Net (loss) income per share (Basic and Diluted) for the periods Q4 2019 to Q2 2021 have been retroactively adjusted to reflect the one-to-fifteen (1:15) reverse share split of all of the Company’s issued and outstanding Common Shares that was completed on May 13, 2021.

Aside from the seasonal increase in consumer spending leading up to the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, quarter over quarter revenues are increasing as the Company aggressively expands Canna Cabana operations and integrated acquired businesses of Meta Growth, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals into the Company’s business. The Company set a new record of quarterly revenue of $81,031 and has consistently increased its revenue each quarter since its inception.

The Adjusted EBITDA decreased by 49% or $2,318 in the second quarter of 2022 compared to the same period in the prior year as a result of a decrease in gross margin percentage due to seasonality and a change in the bricks-and-mortar retail pricing strategy which is in-line with current market, and to maintain and grow market share. Further impacting Adjusted EBITDA is an increase in expenses related to the up listing of the Company’s stock to Nasdaq including director and officers’ liability insurance premiums, Nasdaq listing fees and additional human resources to support the integration of newly acquired companies. As a result of the up listing to Nasdaq, the Company became a non-venture issuer resulting in higher compliance requirements.

12

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2022(i)		2021(ii)				2020(iii)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net (loss) income	(8,277)	(7,352)	(4,176)	(1,750)	(12,266)	(16,845)	(1,324)	3,827
Income tax (recovery) expense	(800)	(1,064)	(1,418)	224	(124)	588	(165)	316
Accretion and interest	1,541	1,551	1,515	1,095	2,838	2,702	573	2,456
Depreciation and amortization	7,627	7,111	1,458	8,299	7,714	6,094	2,213	1,771
EBITDA	91	246	(2,621)	7,868	(1,838)	(7,461)	1,297	8,370
Foreign exchange loss (gain)	107	97	473	(28)	5	89	(64)	4
Transaction and acquisition costs	669	909	483	1,939	889	1,581	1,729	193
Debt restructuring gain	—	—	—	—	—	(1,145)	—	—
Inventory write- off	—	—	—	—	—	—	252	—
(Gain) loss revaluation of derivative liability	(728)	(525)	(1,564)	(5,919)	3,988	10,484	706	67
Loss on settlement of convertible debenture	(133)	18	—	—	—	—	142	—
Loss (gain) on extinguishment of debenture	—	—	73	—	—	516	(418)	(3,576)
Impairment loss	—	89	2,676	57	—	—	458	—
Share-based compensation	2,353	1,902	2,301	508	1,517	553	28	2
Loss (gain) on revaluation of marketable securities	43	219	291	112	159	(15)	—	(1,663)
Gain on extinguishment of financial liability	—	—	(161)	—	—	—	(505)	—
Gain on disposal of property and equipment	—	—	(309)	(2,997)	—	—	—	—
Adjusted EBITDA	2,402	2,955	1,642	1,540	4,720	4,602	3,625	3,397

(i)	Cash outflow for the lease liabilities during the three-months ended April 30, 2022, were $1,934 and $2,238 for the three months ended January 30, 2022.
(ii)

Cash outflow for the lease liabilities during the three-months ended October 31, 2021, were $2,179, three months ended July 31, 2021, were $2,917, three months ended April 30, 2021, were $1,265 and $1,088 for the three months ended January 30, 2021.

(iii)	Cash outflow for the lease liabilities during the three-months ended October 31, 2020, were $987 and three-months ended July 31, 2020 were $783.

Financial Position, Liquidity and Capital Resources

Assets

As at April 30, 2022, the Company had a cash balance of $14,999 (October 31, 2021: $14,014).

Working capital including cash as of April 30, 2022, was a surplus of $7,013 (October 31, 2021: surplus $5,500). Working capital is calculated as the difference between total current assets and total current liabilities. The change is mainly due to various acquisitions that have occurred in the six months ended April 30, 2022.

Total assets of the Company were $302,039 on April 30, 2022, compared to $246,215 on October 31, 2021. The increase in total assets is primarily due to the acquisition of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd. and Crossroads Cannabis which resulted in

13

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

significant increases in intangible assets, property and equipment, and right-of-use assets. Assets also increased due to capital asset additions and prepaid lease deposits due to organic growth during the period.

Liabilities

Total liabilities increased to $113,291 at April 30, 2022, compared to $94,211 on October 31, 2021 primarily due to an increase in accounts payable and accrued liabilities from expansion of business through acquisitions and organic growth, as well as an increase in value of derivative liability.

As of the date of this MD&A the Company’s total principal value of debt has remained the same at approximately $30,000 compared to October 31, 2021.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Issued and outstanding common shares	62,368,422
Warrants (iii)	5,728,081
Stock options and RSUs	2,183,561
Convertible debentures	1,484,753

(i)	Refer to the Company’s Financial Statements for a detailed description of these securities.
(ii)	Unit’s outstanding are post-consolidation of Common Shares on May 14, 2021 in preparation for listing on the Nasdaq.
(iii)	As of the date of this MD&A the Company had gross Warrants of 85,921,218 that can be converted on the basis of 15 Warrants to 1 Common Share.

Cash Flows

During the period ended April 30, 2022, the Company had an overall increase in cash of $985 (2021: increase of $21,829).

Total cash used in operating activities was $3,820 for the period ended April 30, 2022 (2021:  cash used $2,603). The increase in operating cash outflows is primarily driven by an increase in operating expenses as a result of new store openings. Net cash used in investing activities was $4,516 (2021: cash used $866) due to the acquisition of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis and as a result of new store openings. Cash provided by financing activities was $9,321 (2021: cash provided $25,298).

Liquidity

On October 18, 2021 the Company entered into a revolving credit facility with ATB Financial (the “Lender”) in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion.  The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt to EBITDA ratio.

Adjusted debt includes all outstanding debt other than postponed debt if it postponed on terms and in a manner acceptable to the Lender, notes payable to Dreamweavers (include annual principal payment), debt restructured on July 24, 2020 (include annual principal payment), debt of an excluded foreign subsidiary, and debt of subsidiaries with minority interest.

EBITDA is calculated on a twelve-month trailing basis and the following adjustments:

14

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

a)	Amounts deducted in the calculation of Net Income in respect of any non-capitalized transaction costs and expenses associated with the closing of the revolving credit facility and other contemplated transactions approved by the Lender.
b)	Amounts deducted in the calculation of Net Income in respect of extraordinary and non-recurring cash losses to the extent acceptable to the Lender.
c)	Amounts deducted in the calculation of Net Income in respect of all non-cash losses and expenses, including, foreign exchange translation losses, fair value changes relating to inventory, debt restructuring, revaluation of derivative liability, settlement of convertible debenture, extinguishment of debenture, impairment loss, share-based compensation, write-downs due to revaluation of marketable securities, extinguishment of financial liability, related party balances written-off, disposal of property and equipment and discount on accounts receivable.
d)	Amounts deducted in the calculation of Net Income in respect of any other unusual or non-recurring cash charges, expenses, or losses with the prior written consent of the Lender.
e)	Amounts deducted in the calculation of Net Income in respect of losses attributable to minority interests in any Person.
f)	Distributions received in cash in respect of any minority interest in any Person.
g)	All non-recurring extraordinary gains acceptable to the Lender.
h)	All non-cash gains and income, including, foreign exchange translation gains or write-ups.
i)	Earnings attributable to minority interests in any Person.

Based on the Company’s adjusted debt to EBITDA ratio at April 30, 2022, the interest on the credit agreement is prime rate plus 325 basis points.  The credit agreement will mature on July 7, 2022. As at April 30, 2022, $3,000 had been drawn on the credit facility which is included in the current portion of Notes Payable.

As at October 31, 2021, the Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, the interest coverage ratio and the restriction on the ability to make investments, without obtaining a letter of consent. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021 to October 31, 2022.  The waived covenants include adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender.  Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 is was paid by April 1, 2022 and the remaining $3,000 was to be paid back by May 1, 2022.  Subsequent to April 30, 2022, the Company paid $2,000 and remaining $1,000 payment is due July 7, 2022. The Company also agreed to maintain a minimum cash balance of $7,500 as at October 31, 2021, $10,000 for the months ended November 30, 2021 and December 21, 2021, $7,000 for the months ending April 30, 2022 up to maturity. The Company is not permitted to make any borrowings under the credit facility until the Company amends the condition of waiver with the approval of the Lender.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

15

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board does not establish quantitative return on capital criteria for Management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as of April 30, 2022, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As at April 30, 2022, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key Management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President and Chief Executive Officer of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah Georgia has been leased out by 2G Realty, LLC, a company that is related through the former Chief Technology Officer of the Company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totalling $52 per annum. The primary lease term is 1 year with one additional 1-year term extensions exercisable at the option of the Company.

Subsequent events

(i)

On May 10, 2022, the Company exercised its option to acquire two operating stores in Ontario. The consideration was comprised of $116 in cash and the assumption of the promissory note. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)

On May 18, 2022, the Company acquired the final remaining operating cannabis store operating under Crossroads Cannabis. The consideration was comprised of 138,656 Common Shares, having an aggregate value of $468. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(iii)

On June 1, 2022, the Company acquired all of the issued and outstanding shares of Livonit Foods Inc. operating as Bud Heaven which operates two retail cannabis stores in Ontario. The consideration was comprised of 564,092 Common Shares, having an aggregate value of $1,986 and a cash payment of $1,000, upon settlement of the post-closing working capital adjustment. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

16

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(iv)

On June 3, 2022, the Company acquired one operating store in Alberta, which was previously a franchisee of the Company. The consideration was comprised of $160 in cash, the settlement of the existing debt and the assumption of liabilities related to the contracts for the period following the closing date. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior Management in conjunction with the Board.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

●	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
●	Derivative Warrant liabilities are designated as fair value through profit and loss and are measured using level 2 inputs. The fair value of the derivative Warrant liabilities is measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
●	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, through accretion and interest income recognized through the statement of loss and comprehensive loss.
●	The obligation related to the Smoke Cartel business combination is determined using level 1 inputs, as the price of the Company’s stock is quoted on public exchanges.
●	The convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each

17

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
●	The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the solely payment of principal and interest test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss.
●	The liabilities associated with the put options included in the acquisitions of FABCBD, Blessed CBD and NuLeaf Naturals have been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and NuLeaf Naturals, and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for FABCBD, Blessed CBD and NuLeaf Naturals. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

The following table reconciles the fair value of Level III instruments:
$
Balance at November 1, 2020	—
Contingent consideration from acquisition of Smoke Cartel	1,319
Put obligation liability from acquisition of FABCBD	3,722
Put obligation liability from acquisition of Blessed CBD	4,323
Loss included in 'Loss on revaluation of derivative liability'	577
Balance at October 31, 2021	9,941
Put obligation liability from acquisition of NuLeaf Naturals	8,326
Gain included in 'Gain on revaluation of derivative liability'	(1,426)
Balance at April 30, 2022	16,842

Sensitivity Analysis
$
Expected cash flows (10% movement)	1,045

Marketable securities

In connection with the Company’s acquisition of Meta Growth on November 18, 2020, the Company acquired 2,996,612 shares of Epsilon. The fair value of the Epsilon shares amounting to $169 has been recognized as a marketable security, based on the trading price of Epsilon’s shares. In addition, to this the Company has also acquired 400,000 shares of Pathway Health Corp. which were granted as part of consideration for an asset sale agreement with Meta Growth prior to acquisition amounting to $200, which were updated to fair value of $46 at April 30, 2022, as well as recorded $200 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable and loans receivable. The credit risk relating to cash and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss

18

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	April 30, 2022	October 31, 2021
	$	$
Current (for less than 30 days)	6,796	3,794
31 – 60 days	661	533
61 – 90 days	796	333
Greater than 90 days	1,725	1,978
Less allowance	(132)	(144)
	9,846	6,494

For the three and six months ended April 30, 2022, $0 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2021 – $247). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the three and six months ended April 30, 2022, Management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	91,062	43,512	14,544	25,354	7,652
April 30, 2022
Accounts payable and accrued liabilities	25,748	25,748	-	-	-
Notes payable	21,248	9,248	11	11,989	-
Derivative liability	16,842	8,207	8,635	-	-
Convertible debentures	7,143	-	-	7,143	-
Undiscounted lease obligations	37,792	8,922	13,813	7,205	7,852
Total	108,773	52,125	22,459	26,337	7,852

19

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At April 30, 2022, approximately 84% of the Company’s borrowings are at a fixed rate of interest (2021: 84%)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at April 30, 2020 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	April 30, 2022	April 30, 2022	April 30, 2022	April 30, 2022	October 31,
	(GBP)	(Euro)	(USD)	Total	2021
	$	$	$	$	$
Cash	1,338	140	5,187	6,665	4,032
Accounts receivable	381	4	695	1,080	889
Accounts payable and accrued liabilities	(269)	(628)	(7,787)	(8,684)	(4,406)
Net monetary assets	1,450	(484)	(1,905)	(939)	515

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $96 (October 31, 2021 - $21). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $24 (October 31, 2021 - $29), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $73 (October 31, 2021 - $37). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.  Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC).  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.

20

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that because of the existence of material weaknesses described below, internal control over financial reporting was not effective as of April 30, 2022.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management determined that the internal control over the accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures were not effective for the year ended October 31, 2021 and for the three and six months ended April 30, 2022. The Company identified a material weakness in the accounting for income taxes, including the income tax provision, deferred tax liabilities and related disclosures. Specifically, the Company did not design effective internal controls over income taxes which resulted in adjustments to the income tax provision and deferred tax assets and liabilities in the Financial Statements. These deficiencies were due to insufficient knowledge and technical expertise in the income tax function to review with a level of precision that would have identified a material misstatement in the income tax provision, including the allocation of tax between the calculation of deferred tax assets and liabilities and related disclosures. Management believes that the complexity introduced to the Financial Statements because of the acquisitions of the U.S. and U.K. subsidiaries were a contributing factor to the identified deficiencies.

The material weakness resulted in audit adjustments to the Financial Statements in the income tax provision, deferred tax assets and liabilities and related disclosures as of and for the three and six months ended April 30, 2022. This material weakness could result in a material misstatement of the aforementioned account balances or disclosures resulting in a material misstatement in future annual and/or interim consolidated financial statements. Management has concluded that the deficiency constitutes a material weakness in our internal control over financial reporting.

Management plans to reassess the design of our tax review controls to identify areas where enhanced precision will help detect and prevent material misstatements, including strengthening our tax accounting review procedures and consulting with experienced tax accounting professionals with the skills, training, and knowledge to assist us in the review of more technical and/or complex tax matters.

In accordance with the provisions under NI 52-109, and consistent with SEC-related guidance, the Company has limited the scope of the evaluation to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of financial period. FABCBD, Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room Inc., Boreal and Crossroads Cannabis, acquisitions during the period ended April 30, 2022, on a combined basis represented approximately 33% of the Company’s total assets and 12% of the Company’s total revenues as of and for the period ended April 30, 2022.

21

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Outlook

High Tide continues to be the largest non-franchised retailer in the Canadian bricks-and-mortar cannabis market with 126 locations across the country. The Company’s launch of its innovative discount club model near the end of the fourth fiscal quarter of 2021 has delivered tremendous results to date, with same-store sales having continued to accelerate throughout the second fiscal quarter of 2022. As stated in this MD&A, the Company reported revenue of $81.0 million in the second fiscal quarter of 2022, which is the second-highest quarterly revenue figure amongst all Canadian cannabis companies that report in Canadian dollars. Through organic growth and accretive M&A, the Company expects to continue to increase its revenue through the third fiscal quarter of 2022, and for the remainder of the year. With 126 stores, the Company is well on its way to achieving its goal of increasing its Canadian retail store portfolio to at least 150 locations by the end of 2022. The Company anticipates entering the British Columbia market within the third fiscal quarter of 2022, and will continue growing strategically in other provinces where it currently operates. The Company has been integrating its recently-acquired customized Fastendr™ technology across its retail store network, which it expects will drive greater efficiency and improve the customer experience. Fourteen of the Company’s stores are now equipped with the Fastendr™ technology. Subject to hardware availability and logistics, the Company anticipates having all of its Canna Cabana locations outfitted with this technology by the end of the 2022 calendar year. The Company expects continued launches of more Cabana Cannabis Co. branded SKUs throughout 2022 and 2023. The Company also has firm plans to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors. Throughout 2022, High Tide will continue to integrate and expand CBD brands that it acquired in 2021, including NuLeaf Naturals, FAB CBD, and Blessed CBD. As part of the identified synergies within the Company’s diversified ecosystem, and as previously communicated, the Company recently launched subscribe-and-save programs on the platforms of all three of its CBD subsidiaries. Through its United Kingdom-based subsidiary, Blessed CBD, the Company entered the German market with the organic sale of premium hemp-derived CBD products on its e-commerce platform. The Company continues to monitor the German legislative process closely, given that the new German government has recently indicated its intent to introduce a cannabis legalization bill by the end of 2022. In addition to growing its in-house brands, High Tide intends to continue growing its online retail portfolio through further strategic and accretive acquisitions.

Forward-Looking Information and Statements

Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws (as hereinafter defined) and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s (as hereinafter defined) expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,  “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements  that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

●	the Company’s business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable business opportunities;
●	the development of the Company’s business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;

22

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the impact of COVID-19 on the Company’s current and future operations;

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;
●	the performance of business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its business;
●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Company’s business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations for the fiscal year of the Company ending October 31, 2022;
●	the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering;
●	the Company’s expected use of the net proceeds from the ATM Program and/or any future offering;
●	the listing of Common Shares offered in the ATM Program and/or any future offering;
●	same-store sales continuing to increase in the third quarter of 2022 and beyond;
●	the Company continuing to offer the car giveaway contest in future years;
●	the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein, resulting in greater efficiencies and improving customer experience.
●	the Company completing the development of its cannabis retail stores;
●	the Company’s ability to generate cash flow from operations and from financing activities;

23

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company growing in the German market;
●	the Company continuing to increase its revenue through the third fiscal quarter of 2022, and the remainder of the year;
●	the Company launching its exclusive lineup of Cabana Cannabis Co. white label products on the timelines anticipated;
●	the Company entering into British Columbia within the third fiscal quarter of 2022;
●	the Company building upon its existing momentum in the international Hemp-derived CBD and consumption accessories e-commerce sectors;
●	the Company continuing to integrate and expand its CBD brands;
●	Cabana Club loyalty program membership continuing to increase;
●	the Company reaching its goal of leading global cannabis across all business segments in which they operate;
●	the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions;
●	the Company hitting its forecasted revenue and sales projections for the third quarter of 2022;
●	the Company’s expectations from its Cabana Cannabis Co. white label products;
●	the Company launching additional Cabana Cannabis Co. branded SKUs upon the timelines outlined herein;
●	the Company securing the proposed credit facilities on the terms and within the timelines anticipated;
●	the use of proceeds from the proposed credit facilities being utilized as outlined herein;
●	the anticipated effects of the proposed credit facilities on the business and operations of the Company;
●	the Company utilizing the proposed credit facilities to complete future acquisitions;
●	the Company becoming the largest revenue-generating cannabis company in Canada;
●	the Company relaunching sales of Delta-8 and Delta-9 products in the United States;
●	house-branded products will represent a 20-30% share of the Company’s total bricks-and-mortar sales in the long term; and
●	the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that

24

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the business objectives and strategies from time to time established by the Company;
●	the Company will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate;
●	the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;
●	the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;
●	the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Company will be able to execute on its business strategy as anticipated;
●	the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Company or its business;
●	the Company will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Company will be able to effectively manage anticipated and unanticipated costs;
●	the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Company will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Company’s future plans and goals;
●	the Company will complete the ATM Program;
●	the Company’s will use of the net proceeds from the ATM Program and/or any future offering as outlined;
●	the Company will list the Common Shares offered in the ATM Program and/or any future offering;

25

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022;
●	the Company will complete its proposed acquisitions;
●	same-store sales will continue to increase in the third quarter of 2022 and beyond;
●	the Company will make meaningful increases to its revenue profile;
●	the Company will grow in the German market;
●	the Company will continue to increase its revenue through the third fiscal quarter of 2022, and the remainder of the year;
●	the Company will hit its forecasted revenue and sales projections for the third quarter of 2022;
●	the Company will deploy Fastendr™ technology across the Company’s retail stores, upon the timelines disclosed herein, resulting in greater efficiencies and improving the customer experience;
●	the Company will continue to launch SKUs under its exclusive lineup of Cabana Cannabis Co. white label products on the timelines disclosed herein and these products will contribute to healthy margin increases;
●	house-branded products will represent a 20-30% share of the Company’s total bricks-and-mortar sales in the long term;
●	the Company continue the car giveaway contest in future years;
●	the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors;
●	the Company will add the additional cannabis retail store locations to the Company’s business and remain on a positive growth trajectory;
●	the Company will complete the development of its cannabis retail stores;
●	the Company will secure the proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated;
●	the use of proceeds from the proposed credit facilities will be utilized as outlined herein;
●	the Company will utilize the proposed credit facilities to repay its debt, replace its current credit facility and complete future acquisitions;
●	the Company will enter British Columbia upon the timelines indicated herein;
●	the Company will become the largest revenue-generating cannabis company in Canada; and the Company will restart sales of Delta-8 and Delta-9 products in the United States;
●	the Company will continue to integrate and expand its CBD brands;

26

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	Cabana Club loyalty program membership will continue to increase;
●	the Company will reach its goal of leading global cannabis across all business segments in which they operate; and
●	the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this MD&A and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;
●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other first parties;
●	the Company’s failure to complete future acquisitions or enter into strategic business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;
●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company’s inability to respond or adapt to such changes;
●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the business and operations and meet its targets;
●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;
●	risks relating to projections of the Company’s operations;
●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company;
●	the Company will not complete the ATM Program;
●	the Company’s inability to list the Common Shares offered in the ATM Program and/or any future offering;
●	the Company’s failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected;
●	the Company inability to complete its proposed acquistions;
●	same-store sales will not increase, but decease and/or plateau;

27

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company will not hit its forecasted revenue and sales projections for the third quarter of 2022;
●	Cabana Club loyalty program membership will decrease and/or plateau;
●	the Company will not reach its goal of leading global cannabis across all business segments in which they operate;
●	the Company will be unable to deploy Fastendr™ technology across the Company’s retail stores or upon on the timelines anticipated;
●	the Company will be unable to increase its revenue profile;
●	the Company will be unable to increase its revenue through the second fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau;
●	the Company will be unable to grow in the German market;
●	the Company will be unable to expand into British Columbia;
●	risk that the Company will be unable to launch additional SKUs under its exclusive Cabana Cannabis Co. brand on the timelines disclosed herein or at all;
●	risk that the Cabana Cannabis Co. products will be unable to contribute to margin increases;
●	risk that house-branded products will not represent a 20-30% share of the Company’s total bricks-and-mortal sales in the long term;
●	the Company will be unable to build upon its existing momentum in the international Hemp-derived CBD and consumption accessories e-commerce sectors;
●	the Company will be unable to continue to integrate and expand its CBD brands;
●	risk that the Company will be unable to continue the car giveaway contest in the future;
●	the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions;
●	the Company will be unable to complete the development of any or all of its cannabis retail stores;
●	risk that the Company will be unable to secure the proposed credit facilities and/or will be unable to utilize the facilities on the terms and within the timelines anticipated;
●	risk that the Company will be unable to become the largest revenue-generating cannabis company in Canada;
●	risk that the Company will be unable to restart sales of Delta-8 and Delta-9 products in the United States;
●	risks surrounding the legality of Delta-8 derived from hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;

28

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws;
●	risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;
●	risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.

Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2022, and 2021 are consistent with those applied and disclosed in Note 3 and 4 of the Company’s audited consolidated financial statements for the year ended October 31, 2021 and 2020.

As a result of activities during the three-month period ended April 30, 2022, the following policies have been updated:

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories are accounted for as follows:

Raw materials, work in progress and finished goods that arise from the extraction process under NuLeaf Naturals include raw materials and manufacturing overheads. Raw materials are calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. Manufacturing overheads such as labour and other manufacturing expenditures are overheads based on the normal operating capacity.

29

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Finished goods purchased from third parties are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value.  Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including same store sales, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company

Risk Assessment

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company.  The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which Management is currently unaware.

Cash Flow from Operations

Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Company experiences future negative cash flow, the Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favorable to the Company. In addition, the Company expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

Regulatory Compliance Risks

Achievement of the Company’s business objectives is subject to compliance with regulatory requirements enacted and enforced by governmental entities and obtaining and maintaining all required regulatory approvals. The Company may incur costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting, license or approval requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company cannot predict the timeline required to secure all appropriate regulatory approvals or licenses for its businesses or the extent of testing and documentation that may be required by governmental entities. Any delays in obtaining, or failing to obtain, required regulatory approvals or licenses may significantly delay or impact the research and development activities and could have a Material Adverse Effect. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could

30

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

The impact of the various legislative regimes, on the Company’s business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating its business activities will create or allow for the growth opportunities the Company currently anticipates.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time.  If the Company is unable to resolve any of these matters favorably, there may be a Material Adverse Effect.

Changes in Laws and Regulations

The Company is subject to a variety of applicable laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Environmental, Health and Safety Laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Company’s employees. For example, the Company’s products and the raw materials used in its production processes are subject to numerous environmental laws and regulations. The Company may be required to obtain environmental permits from governmental entities for certain of its current or proposed operations. The Company may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. In addition, the Company may discover new facts or conditions that may change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities.

The Company’s costs of complying with current and future environmental and health and safety laws, liabilities arising from past or future releases of, or exposure to, regulated materials, or more vigorous enforcement of environmental and employee health and safety laws, may have a Material Adverse Effect.

Risks Associated with Numerous Laws and Regulations

The production, labeling and distribution of the products that the Company distributes are regulated by various federal, state and local agencies. These governmental entities may commence regulatory or legal proceedings, which could restrict the permissible scope

31

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

of the Company’s product claims or the ability to sell its products in the future. The FDA regulates the Company’s products to ensure that the products are not adulterated or misbranded.

The Company is subject to regulation by various agencies as a result of the manufacture and sale of its CBD wellness products. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Company may violate one or more of the requirements. If the Company’s operations are found to be in violation of any of such laws or any other governmental regulations, or perceived to be in violation, the Company may be subject to penalties or other negative effects, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company’s operations or asset seizures and the denial of regulatory applications (including those regulatory regimes outside of the scope of FDA jurisdiction, but which may rely on the positions of the FDA in the application of its regulatory regime), any of which could adversely affect the business and financial results. In addition, the FDA is expected to make determinations as to how certain CBD products will be regulated and is expected to, in the long term, consider modernization in its regulation of dietary supplements generally.

Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Company’s advertising is subject to regulation by the FTC under the FTCA as well as subject to regulation by the FDA under the DSHEA. In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. On December 17, 2020, the FTC announced the first law enforcement proceedings against companies making deceptive claims related to CBD products. The six companies targeted entered into settlement agreements with the FTC and five of the companies paid a fine to the FTC. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which would materially impact the Company. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Private litigants may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental entities or private litigants could have a Material Adverse Effect.

Compliance with Changes in Legal, Regulatory and Industry Standards May Adversely Affect the Company

The formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels. There is currently no uniform regulation applicable to natural health products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints, and changes to such laws, regulations and other constraints may have a Material Adverse Effect.

Incorrect Interpretation of the 2018 Farm Bill

The Company’s position is that the 2018 Farm Bill permanently removed Hemp from the USDA and is now deemed an agricultural commodity, and accordingly the DEA no longer has any claim to interfere with the interstate commerce of Hemp products, so long as the THC level is at or below 0.3% on a dry weight basis and the Hemp and its derivatives were grown and processed by a person holding a license issued by either (i) USDA or a (ii) in a state with a USDA-approved Hemp plan, the applicable state agency. There is a risk that the Company’s interpretation of the legislation is inaccurate or that it will be successfully challenged by federal or state authorities. A successful challenge to such position by a state or federal authority could have a Material Adverse Effect, including civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company’s operations or asset seizures and the denial of regulatory applications.

32

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

CBD is a Tightly Regulated Sector

CBD businesses operate in a tight, and fast-moving, regulatory environment. As such, the Company relies on Management’s continuing assessment of the regulatory requirements of the products and jurisdictions in which the Company operates and its ability to comply with these regulatory requirements. Should there be unexpected changes to the regulations in a specific existing or targeted jurisdiction, or even delays to anticipated changes to the current regulations, this could have a material impact on the Company’s future growth prospects. The Board is aware of this risk and seeks to mitigate it by keeping well informed of the regulatory environment in the relevant jurisdictions, will seek to diversify the current business in terms of product and jurisdiction and will ensure that they continue to meet the regulatory requirements in the jurisdictions in which they operate.

CBD is a Relatively New Market

The CBD industry is in its infancy. Companies will compete with established competitors who may have more resources and/or a more recognizable brand presence in the market. The Company’s success will depend upon the Board’s ability to manage the Company’s business and to identify and take advantage of further opportunities which may arise. While the Board believes that they have the experience and connections to ensure that the Company’s business is able to compete with established rivals and take advantage of market opportunities they have identified, there is no guarantee that they will be able to do so.

FDA Interpretation of IND Preclusion

The FDA has taken the position that CBD cannot be added to food or marketed as a dietary supplement because it has been the subject of investigation as a new drug (i.e., IND Preclusion). According to the FDA, the submission of the IND application for Epidiolex by Greenwich Biosciences, the U.S. subsidiary of London-based GW Pharmaceuticals, preceded the sales and marketing of CBD as a dietary supplement. It is the FDA’s interpretation of the IND Preclusion that the preclusion date is the date in which it authorized the drug for investigation. If the FDA were to enforce the IND Preclusion based on its interpretation of the legislation, this would have a Material Adverse Effect.

FDA Enforcement Letters

The FDA continues to enforce against violations of the FDCA by issuing warning letters to companies marketing and selling CBD products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements and targeted companies whose products violated the FDCA’s prohibition against: i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent disease); iii) including a substance in human or animal food when that substance is not generally recognized as safe; and iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson”. The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to a food or marketed as a dietary supplement due to existing provisions of the FDCA and outlines the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Company. Further, the FDA has recently stated that it will continue to police the market and enforce against CBD products, and on March 22, 2021, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products are illegally marketed unapproved drugs and misbranded due to prominent featuring of CBD on the labeling. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but they have a number of other enforcements means available to them, including civil and criminal penalties. The FDA’s current prohibition on certain products and the unknowns and associated risks of potential future regulations governing CBD products create risk for the Company’s business.

33

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

FTC Enforcement

FTC and FDA often coordinate enforcement efforts where the agencies have overlapping jurisdiction, including with respect to the advertising, labeling, and promotion of food, cosmetics, medical devices, and over-the-counter drugs. In the CBD product marketplace, FTC has joined FDA in the issuance of a number of warning letters to companies warning that the company’s advertisements were not supported by competent and reliable scientific evidence and thus violate the Federal Trade Commission Act, 15 U.S.C. § 41 et. Seq. FTC has also issued independent warning letters to companies selling CBD products. These warning letters allege the companies make exaggerate or false and misleading claims about their CBD products without rigorous scientific evidence to substantiate the claims. While historically, FTC enforcement actions related to CBD have been limited to warning letters, the FTC recently (December 2020) initiated its first law enforcement administrative action against six companies selling CBD products. These companies were considered in violation of the FTC for allegedly making unsupported health claims. FTC entered into settlement agreements with these companies, which required, among other things, that the companies stop making such unsupported health claims and pay a monetary judgment to the FTC. The FTC’s enforcement was publicized by the agency as part of its ongoing effort to protect consumers from false, deceptive, and misleading health claims made in advertisements on websites and through social media companies such as Twitter. The unknowns and associated risks of potential future FTC enforcement actions create risk for the Company’s business.

DEA Interpretation and Enforcement of the DEA IFR

Through the DEA’s IFR, the DEA takes the position that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. It also takes the position that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. The DEA IFR may create risk for the Company’s business. Enforcement of the DEA IFR, or any Final Rule that carries forward the rulemaking in the DEA Rule, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Additionally, enforcement of the DEA IFR could jeopardize the legality of the Company’s synthetically derived CBD products. As synthetically is not a clearly defined term, any CBD, such as CBG or Delta-8, could be interpreted by the DEA to be an unlawful controlled substance. The unknowns of DEA’s interpretation of “synthetically derived” create risk for the Company’s business.

Risks Relating to Suppliers

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a Material Adverse Effect. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a Material Adverse Effect. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying the Company to continue operating under their Authorizations or the prospect of renewing their Authorizations or on the ability or willingness of the Company to sell product sourced from one or more Licensed Producers, which could have a Material Adverse Effect.

In addition to the foregoing, one or more of the risk factors contemplated in this MD&A may also directly apply to, and impact, the Company’s business, operations and financial condition of the Licensed Producers supplying the Company, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures associated with COVID-19) which may affect the ability of the Company to obtain and sell product sourced from such Licensed Producers. In turn, such events could have an indirect Material Adverse Effect.

34

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Third Party Relationships

From time to time, the Company may enter into strategic alliances with third parties that the Company believes will complement or augment its business or will have a beneficial impact on the Company. Strategic alliances with third parties could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including the risk that significant amounts of Management’s time may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the Company incurring additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to its business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a Material Adverse Effect.

Reliance on Established Cannabis Retail Stores

The Retail Store Authorizations held by the Company are specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Company’s sites or any other form of non-compliance may place the Retail Store Authorizations held by the Company at risk, and have a Material Adverse Effect. As the business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Company, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulatory authority. There can be no guarantee that the applicable cannabis regulatory authority will approve any such expansions and/or renovations, which could have a Material Adverse Effect.

Failure or Significant Delays in Obtaining Regulatory Approvals

The ability of the Company to achieve its business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable governmental entities, including those imposed by applicable cannabis regulatory authorities, and obtaining and maintaining all Authorizations, where necessary. The Company cannot predict the time required to secure all appropriate Authorizations for the product offerings of the Company in place from time to time, or the extent of testing and documentation that may be required by governmental entities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, the required Authorizations may significantly delay or impact the development of the Company and its businesses. Non-compliance could also have a Material Adverse Effect.

The impact of the various legislative regimes, on the Company’s business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating its business activities will create or allow for the growth opportunities the Company currently anticipates.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time.  If the Company is unable to resolve any of these matters favorably, there may be a Material Adverse Effect.

United States Public Company Compliance Efforts

As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior Management team away from revenue-producing activities to additional Management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer

35

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The Sarbanes-Oxley requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly public company in the United States, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if Management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company does.

Federal Paraphernalia Law

Under U.S. Code Title 21 Section 863, the term “drug paraphernalia” means “any equipment, product or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance.” That law exempts “(1) any person authorized by local, State, or Federal law to manufacture, possess, or distribute such items” and “(2) any item that, in the normal lawful course of business, is imported, exported, transported, or sold through the mail or by any other means, and traditionally intended for use with tobacco products, including any pipe, paper, or accessory.” Any non-exempt drug paraphernalia offered or sold by any person in violation of the Federal Paraphernalia Law can be subject to seizure and forfeiture upon the conviction of such person for such violation, and a convicted person can be subject to fines under the Federal Paraphernalia Law and even imprisonment. Any actions against the Company by governmental entities related to the Federal Paraphernalia Laws could have a Material Adverse Effect.

U.S. “Foreign Private Issuer” Status

The Company is a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Applicable Securities Laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing a content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Applicable Securities Laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company plans to rely on this exemption. As a result, the Company’s

36

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Regulatory or Agency Proceedings, Investigations and Audits

The Company’s business requires compliance with many laws. Failure to comply with these laws could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of Management’s attention and resources or have a Material Adverse Effect.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant Management attention. Recall of products could lead to adverse publicity, decreased demand for the Company’s products and could have significant reputational and brand damage. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a Material Adverse Effect. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further Management attention and potential legal fees and other expenses.

Product Liability

The Company’s Hemp products are sold directly to end consumers, and therefore there is an inherent risk of exposure to product liability claims, regulatory action and litigation if the products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis and cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis and cannabis products alone or in combination with other medications or substances could also occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the reputation of the Company with its clients and consumers generally and could have a Material Adverse Effect. There can be no assurance that the Company or its suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of the Company. The Company holds directors’ & officers’ insurance and general liability insurance.

37

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Sales of Products Containing Delta-8 and Delta-9 Could have a Material Adverse Effect

The Company intends to restart sales in certain states in the United States of products containing CBD, including Delta-8 and Delta-9, extracted from cannabis plants that meet the definition of “hemp” under the Agriculture Improvement Act of 2018. The legality of Delta-8 derived from hemp is uncertain and varies from state to state, with some states banning the sale of products containing Delta-8. The Company will not sell into any states where the sale of Delta-8 is prohibited at the state level. At the federal level in the United States, the legality of Delta-8 remains unclear. The DEA has issued a statement that some have interpreted as making hemp-derived Delta-8 illegal, while it has issued other statements that some interpret to the contrary. As a result, there is a risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States.

The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed hemp from the CSA and established a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a Delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marijuana,” and defines such parts of the cannabis plant as “hemp.” Marijuana, Delta-9 derived from marijuana, and any hemp-derived products containing more than 0.3% Delta-9 THC concentration on a dry weight basis continue to be classified as a Schedule I substance under the CSA. Possession, distribution, sale, or trafficking of any Schedule I controlled substance is subject to substantial criminal penalties.

The Company intend to sell in certain states products that contain as much as 10 mg of Delta-9 but less than 0.3% on a “dry weight basis” and may elicit psychoactive effects in consumers in the same manner as Delta-9 THC derived from cannabis.  The Company believes these products meet the definition of “hemp” under the CSA, as amended by the 2018 Farm Bill.  In addition, the processing of Delta-9 products also may temporarily create in-process hemp extracts with Delta-9 concentrations that exceed 0.3% by dry weight volume during the interim processing phases. There is risk that state or federal regulators or law enforcement could take the position that these products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws. There also is risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana.

Should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations, which could have a Material Adverse Effect. Further enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

NDI Objection by FDA

There is substantial uncertainty and different interpretations among state and federal regulatory agencies, legislators, academics and businesses as to whether CBDs were present in the food supply and marketed prior to October 15, 1994, or whether such inclusion of CBDs is otherwise approved by the FDA as dietary ingredients. Under DSHEA dietary ingredients marketed in the U.S. prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” and is not “chemically altered.” Any new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” There is substantial uncertainty and different interpretations as to whether CBDs are by definition an impermissible adulterant due to cannabis being a controlled substance under the CSA. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. A determination that Hemp products containing CBDs were not present in the food supply, marketed prior to October 15, 1994, are not otherwise permissible for use as a dietary ingredient or are adulterants would have a Material Adverse Effect. The Company could be required to submit an NDI notification to the FDA with respect to Hemp extracts. If FDA objects to the Company’s NDI notification, this would have a Material Adverse Effect.

38

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Public Company Consequences

The Company’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. The increased price volatility could have a Material Adverse Effect.

In addition, as a reporting issuer, the Company and its business activities will be subject to the reporting requirements of Applicable Securities Laws, and the listing requirements of the TSXV, Nasdaq and such other stock exchanges on which its Common Shares may from time to time be listed. Compliance with such rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Market for Securities

There is currently no market through which the securities of the Company (other than the Common Shares and a limited number of Warrants) may be sold. This may affect the pricing of the securities of the Company in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance that an active trading market of securities of the Company, other than the Common Shares, will develop or, if developed, that any such market will be sustained. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and Nasdaq. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, and recently, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities (including the Common Shares) is also likely to be affected by the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s securities include, but are not limited to, the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities, lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s securities, and a substantial decline in the price of the Company’s securities that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Company’s securities at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert Management’s attention and resources.

The Company is Dependent Upon a Limited Number of Key Suppliers

In the event that their suppliers are unable or unwilling to manufacture the Company’s products then this may cause disruption to the Company’s operations. To mitigate this risk the Company has established relationships with a number of additional suppliers, however, switching production to these suppliers may cause delays which will impact the Company’s revenues and therefore its financial position may be negatively affected.

Conflicts of Interest

The Company may, from time to time, be subject to various potential conflicts of interest due to the fact that some of its officers, directors and consultants may be engaged in a range of outside business activities. The executive officers, directors and consultants

39

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

of the Company may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the executive officers, directors and consultants of the Company may have fiduciary obligations associated with these outside business interests that interfere with their ability to devote time to its business and that could have a Material Adverse Effect. These outside business interests could also require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by the Company. The interests of these persons could conflict with those of the Company. Further, from time to time, these persons may also be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Product Viability

If the Hemp products the Company sells are not perceived to have the effects intended by the end user, its business may suffer. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. Moreover, there is little long-term data with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in their services that violate (a) various applicable laws, including healthcare laws, (b) applicable laws that require the true, complete and accurate reporting of financial information or data, or (c) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The Company cannot always identify and prevent misconduct by its employees and other third parties, including third party service providers, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has, and will continue to develop and implement, a number of procedures and safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Company under applicable laws, in each case the Company cannot be certain that such measures will ensure that the Company maintains adequate control over financial processes and reporting. Any

40

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

failure to implement required, new, or improved controls, or difficulties encountered in their implementation, could have a Material Adverse Effect or cause the Company to fail to meet its reporting obligations under applicable laws. Further, in the event that the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and could have a Material Adverse Effect.

Success of Quality Control Systems

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company’s (and its service provider’s) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a Material Adverse Effect.

Banking

Since the production and possession of cannabis is currently illegal under U.S. federal law and the Company relies on exemptions promulgated pursuant to the 2014 and the 2018 Farm Bills, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could have a Material Adverse Effect.

On December 3, 2019, the Federal Reserve Board, Federal Deposit Insurance Corporation, Financial Crimes Enforcement Network, and Office of the Comptroller of the Currency in consultation with the Conference of State Bank Supervisors, issued a statement to provide clarity regarding the legal status of commercial growth and production of Hemp and relevant requirements for banks under the Bank Secrecy Act. The statement emphasized that banks were no longer required to file suspicious activity reports for customers solely because they are engaged in the growth or cultivation of Hemp in accordance with applicable laws and regulations. Regulatory uncertainty in respect of the laws, rules, regulations and directives facing banks which provide services to CBD and cannabis industry participants, if revised or resolved unfavorably to the Company’s interest, may have a Material Adverse Effect.

General Economic Risks

The operations of the Company could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the sales and profitability of the Company. Investors should further consider, among other factors, the prospects for success, of the Company, in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm its business and could result in a Material Adverse Effect.

Management of Growth

To manage growth effectively and continue the sale and distribution of cannabis and cannabis products at the same pace as currently undertaken, or at all, the Company will need to continue to implement and improve its operational and financial systems and to expand, train and manage its larger employee base. The ability of the Company to manage growth effectively may be affected by a number of factors, including, among other things, non-performance by third party contractors and suppliers, increases in materials or labour costs, and labour disputes. The inability of the Company to manage or deal with growth could have a Material Adverse Effect.

Additional Capital

The continued development of its business may require additional financing, and any failure to raise such capital could result in the delay or indefinite postponement of the current and future business strategy of the Company, or result in the Company ceasing to

41

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders of the Company could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of the Common Shares. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase the debt levels of the Company above industry standards and impact the ability of the Company to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for the Company to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that the Company would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Sales of a Significant Number of Securities

The Company cannot predict the size of future issuances of debt or equity securities or the effect, if any, that such future issuances will have on the market price of the Company’s securities. Sales of a substantial number of securities in the public markets by the Company or its significant securityholders, or the perception that such sales could occur, could depress the market price of the Company’s securities and impair its ability to raise capital through the sale of additional securities. The Company cannot predict the effect that future sales of securities would have on the market price of the securities. The price of the securities could be affected by possible sales of the securities by hedging or arbitrage trading activity which the Company expects to occur involving its securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per security.

Inability to Develop New Products or Find Market

The cannabis industry is in its early stages of development and it is likely that the Company, and existing and future competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. In addition, the Company may be required to obtain additional regulatory approvals from applicable Cannabis regulatory authorities and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act came into force, permitting the production and sale of cannabis edibles, extracts, and topicals. The impact of these regulatory changes on the business is unknown. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, could have a Material Adverse Effect.

Product Obsolescence

The cannabis market and associated products and technology are rapidly evolving, both domestically and internationally. As a result, the Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing new products is complex and requires significant costs, development efforts, and third-party commitments. Any failure on the part of the Company to develop new products and technologies and/or the potential disuse of the existing products of the Company and technologies could have a Material Adverse Effect. The success of the Company will depend, in part, on the ability of the Company to continually invest in research and development and enhance existing technologies and products in a competitive manner. However, there can be no guarantee that the Company will be able to invest in research and development and enhance existing technologies and products in a competitive and timely manner, and any failure to do so could have a Material Adverse Effect.

42

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Restrictions on Branding and Advertising

The success of the Company depends on the ability of the Company to attract and retain customers. applicable laws strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. As at the date of this MD&A, applicable laws prohibit the use of testimonials and endorsements, depiction of people, characters and animals and the use of packaging that may be appealing to young people. Existing and future restrictions on the packaging, labelling, and the display of cannabis and cannabis products may adversely impact the ability of the Company to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This could ultimately have a Material Adverse Effect.

Unfavorable Publicity or Consumer Perception

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. In general, cannabis continues to be a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of the products of the Company may, from time to time, be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis and cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect, including by affecting the demand for the Company’s products and its business. In particular, adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a Material Adverse Effect, and could affect the demand for the products of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the products of the Company specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Lastly, the parties with which the Company does business from time to time may perceive that they are exposed to reputational risk as a result of its business, which could make it difficult for the Company to establish or maintain banks and other business relationships. Any failure to establish or maintain such business relationships could have a Material Adverse Effect.

Acquisitions or Dispositions

Since its inception, the Company has completed a number of significant acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including (a) the risk that there could be a potential disruption of its business, (b) the risk that the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected (including the risk that perceived synergies associated with such transactions may not eventuate or are less pronounced than originally expected), (c) the risk that the transactions will result in an increase in the scope and complexity of the operations of the Company which the Company may not be able to managed effectively, and (d) the risk of a loss or reduction of control over certain assets of the Company.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to the Company at the time of acquisition could have a Material Adverse Effect. A strategic transaction may also result in a significant change in the nature of its business, operations and strategy of the Company. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the existing operations of the Company.

Further, the Company intends to continue to seek viable market opportunities to grow its business both organically and through acquisitions, dispositions, and other strategic transactions. Any inability, on the Company’s part, to successfully identify and/or execute on such transactions in a timely manner could have a Material Adverse Effect. In particular, the Company may, in pursuing

43

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

such transactions, devote considerable resources and incur significant expenses (including on, among other things, conducting due diligence and negotiating the relevant agreements and instruments). In the event that a proposed acquisition or disposition is not completed on the terms and within the timelines anticipated, such expenses may reduce the profitability of the Company and could have a Material Adverse Effect.

Holding Company Risk

The Company is a holding company. Essentially, all of the Company’s operating assets are the capital stock of its subsidiaries, and substantially all of its business is conducted through its subsidiaries which are separate legal entities. Consequently, the Company’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of the Company’s subsidiaries and the distribution of those earnings to the Company. The ability of the Company to pay dividends and other distributions will depend on the operating results of its subsidiaries and will be subject to applicable laws (which require that certain solvency and capital standards be maintained by the Company) and applicable contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of such subsidiaries before any assets are made available for distribution to the Company.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by governmental entities. Global financial conditions could suddenly and rapidly destabilize in response to future events as governmental entities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes including natural disasters, the outbreak of communicable disease, geopolitical instability, and changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company may, from time to time, hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event that increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, such events could result in a Material Adverse Effect.

Litigation

The Company may, from time to time, become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could have a Material Adverse Effect. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, can divert Management’s attention and resources and can cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company may have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation could have a Material Adverse Effect. Litigation may also create a negative perception of the Company. Any decision resulting from any such litigation could have a Material Adverse Effect.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

44

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Customer Acquisitions

The success of the Company depends, in part, on the ability of the Company to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. Any failure to acquire and retain customers would have a Material Adverse Effect.

Risks Inherent in an Agricultural Business

The business of certain suppliers of the Company involves the growth and cultivation of cannabis. Cannabis is an agricultural product, and as such, the business of growing and cultivating cannabis is subject to the customary risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may from time to time also have a significant impact on the size and quality of the harvest of the crops processed and sold by certain suppliers of the Company. Significant fluctuations in the total harvest could impact the ability of the Company to operate. Further, high degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a material adverse effect on the cannabis and cannabis products produced by suppliers of the Company, which could have a Material Adverse Effect.

Uninsured or Uninsurable Risks

While the Company may have insurance to protect its assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. No assurance can be given that such insurance will be adequate to cover the liabilities of the Company or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which the Company cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available to the Company for normal business activities. Payment of liabilities for which the Company does not carry insurance could have a Material Adverse Effect.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend, among other things, on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis) and other market conditions, all of which are factors beyond the control of the Company, and which could have a Material Adverse Effect.

Intellectual Property

The success of the Company depends, in part, on the ability to protect the Company’s ideas and technologies. As such, the ownership and protection of current and future trademarks, patents, trade secrets and intellectual property rights of the Company, as applicable, are currently, and are expected to be, key aspects of the future success of the Company. However, registration of trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Company is currently pursuing, or will from time to time pursue, business opportunities and the validity of any registrations granted may subsequently be challenged by third-parties. The outcome of these registration and validity challenge processes is unpredictable.

In addition, unauthorized parties may attempt to replicate or otherwise obtain and use the current and future products and technologies of the Company. Policing the unauthorized use of the current or future trademarks, patents, trade secrets or intellectual property rights of the Company could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be

45

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of such events, to the extent involving the Company, could have a Material Adverse Effect.

Finally, other parties may claim that the products of the Company infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company may have infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable, or at all, licenses or other rights with respect to intellectual property that the Company does not own.

Vulnerability to Rising Energy Costs

The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may have a Material Adverse Effect and impact the ability of the Company to operate profitably.

Transportation Risks

In order for customers of the Company to receive their product, the Company relies on third party transportation services. The Company faces risks related to the transportation of Hemp and Hemp-derived products and its reliance on third party transportation services. This can cause logistical problems with, and delays in, end users obtaining their orders which the Company cannot control. Any delay by third party transportation services may adversely affect the Company’s financial performance. Due to the nature of the Company’s business, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a Material Adverse Effect. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of applicable Cannabis regulatory authorities or other regulatory agencies, could also have an impact on the ability of the Company, as well as its suppliers’ ability to continue operating. Other risks related to the transportation of the Company’s products include but are not limited to, risks resulting from the continually evolving federal and state regulatory environment governing Hemp production, THC testing, and transportation.

Leases

The Company may, from time to time, enter into lease agreements for locations in respect of which at the time of entering such agreement, the Company does not have a license or permit to sell cannabis and cannabis products. In the event the Company is unable to obtain Authorizations to sell cannabis and cannabis products at such locations in compliance with applicable laws, such leases may become a liability of the Company without a corresponding revenue stream. In the event that the Company is unable to obtain permits and/or licenses at numerous locations for which the Company has or will have a lease obligation, this could have a Material Adverse Effect.

International Sales and Operations

The Company conducts a portion of its business in foreign jurisdictions such as the United States, U.K. and Netherlands, and is subject to regulatory compliance in the jurisdictions in which it operates from time to time. The sales operations of the Company in foreign jurisdictions are subject to various risks, including, but not limited to, exposure to currency fluctuations, political and economic instability, increased difficulty of administering business, and the need to comply with a wide variety of international and domestic laws and regulatory requirements. Further, there are a number of risks inherent in the Company’s international activities, including,

46

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

but not limited to, unexpected changes in the governmental policies of Canada, the United States, U.K., Netherlands, or other foreign jurisdictions concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign languages, longer accounts receivable payment cycles, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, and difficulties supervising and managing local personnel. The financial stability of foreign markets could also affect the Company’s international sales. Such factors may have a Material Adverse Effect. In addition, international income may be subject to taxation by multiple jurisdictions, which could also have a Material Adverse Effect.

Regulatory Intervention Impacting on the Marketability of CBD Products in the UK

All of Blessed CBD’s products that are ingestible and that contain CBD are regarded by the U.K. and European food standards regulators as novel foods. On February 13, 2019, the FSA issued a statement confirming that in order for CBD products to be sold in the U.K. after March 31, 2021, that a novel foods application must be submitted to it prior to March 31, 2021. Blessed CBD has submitted a number of Novel Foods applications in respect of its products prior to the March 31, 2021 deadline but which have not yet been validated by the FSA. When that process is complete, the FSA will spend up to nine months (on a start/stop the clock basis if further information is needed) to carry out a risk assessment of the products and then up to a further seven months for any subsequent risk management considerations and an authorization decision. The Board expects the FSA to validate the products by the end of 2021 and to formally approve the applications by the end of 2022. The Board is therefore confident that Blessed CBD’s applications will be successful although there are no guarantees. While the Board believes this is unlikely, if the application for any product is not successful then Blessed CBD will have to cease marketing such product in the U.K. This will inevitably decrease the Company’s revenues from the U.K. market and have a negative financial impact on the Company.

Corruption and Anti-Bribery Law Violations

The Company is subject to applicable laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery and anti-money laundering laws of foreign jurisdictions in which it may from time to time conduct its business. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct, whether prohibited under the Company’s policies and procedures or under anti-bribery laws, for which the Company may be directly or indirectly held responsible. There can be no assurance that the Company’s internal control policies and procedures from time to time in effect will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a Material Adverse Effect.

Applicable Privacy Laws

The Company may from time to time collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a Material Adverse Effect.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources.  The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding its business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

47

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

•

issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base.

•	hire, train, and manage additional employees to provide agreed upon services.
•	execute on and successfully integrate acquisitions; and
•	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

Dependence on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of Key Personnel. The future success of the Company depends on their continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Ancillary Business in the United States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale, or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Company may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this MD&A.

Competition

The market for businesses in the CBD and Hemp oil industries are competitive and evolving. In particular, the Company faces strong competition from both existing and emerging companies, that offer similar products. Some of the Company’s current and potential competitors may have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit, or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

In addition, Management estimates that, as at the date of this MD&A, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Given the rapid changes affecting the global, national, and regional economies generally and the CBD industry, in particular, the Company may not be able to create and maintain a competitive advantage in the marketplace. The Company’s success will depend

48

High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

on its ability to keep pace with any changes in such markets, especially in light of legal and regulatory changes. Its success will depend on the Company’s ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by the Company to anticipate or respond adequately to such changes could have a Material Adverse Effect.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a Material Adverse Effect.

In order to remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. In the event that the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses.  There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations.  The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a Material Adverse Effect.

Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with the securities laws of the applicable State. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal laws could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters, or their final resolution could be substantial.

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics, and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this MD&A, the duration and the immediate and eventual impact of COVID-19 remains unknown. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, several businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company and its business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs because of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Licenses and Permits

The ability of the Company to continue its business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Company will meet the requirements of applicable laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable governmental entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. If the applicable governmental entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

Cannabis Prices

A major part of the Company’s revenue is derived from the sale and distribution of cannabis in Canada, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on several key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a Material Adverse Effect.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products because of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Loss of entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

Forward-looking information may prove to be inaccurate

Investors should not place undue reliance on forward-looking information. By their nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Future issuances or actual or potential sales of securities

The issuance by the Company of the Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, the Company may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Further, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on then existing holders of Common Shares.

The market price of the Common Shares could decline as a result of future issuances by the Company, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

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High Tide Inc.
Management’s Discussion and Analysis
For the three and six months ended April 30, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Discretion over the Use of Proceeds

The Company intends to use the net proceeds from the ATM Program as set forth under the section entitled “Use of Proceeds” in the ATM Prospectus Supplement; however, the Company maintains broad discretion concerning the use of the net proceeds of the ATM Program as well as the timing of their expenditure. The Company may re-allocate the net proceeds of the ATM Program if Management believes it would be in the Company’s best interest to do so and in ways that a purchaser may not consider desirable. Until utilized, the net proceeds of the ATM Program will be held in cash balances in the Company’s bank account or invested at the discretion of the Board. As a result, a purchaser will be relying on the judgment of Management for the application of the net proceeds of the ATM Program. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

The Market Price of the Common Shares is Volatile and May Not Accurately Reflect the Long-Term Value of the Company

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies has experienced substantial volatility in the past. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

No Guarantee of an Active Liquid Market for Securities

There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and Nasdaq. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.

Trading of the Common Shares May Be Restricted by the SEC’s “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Common Shares

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Common Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined in the U.S. Securities Act). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

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